                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 11-K


[ X ] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (Fee required)

       For the fiscal year ended March 31, 1997

                                          or

[   ]  Transition report pursuant to Section 15 (d) of the Securities Exchange
       Act of 1934 (No fee required)

       For the transition period from __________ to __________.


Commission File No. 0-16115

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        IMPCO Investment and Tax Savings Plan
                                 c/o AirSensors, Inc.
                                 16804 Gridley Place
                                 Cerritos, CA  90703

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   AirSensors, Inc.
                                 16804 Gridley Place
                                 Cerritos, CA  90703

Financial Statement Filed as Part of This Report:

                                                                            PAGE

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . 4

Statements of Net Assets Available for Benefits. . . . . . . . . . . . . . . 5

Statements of Changes in Net Assets Available for Benefits . . . . . . . . . 7

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . .10

Supplemental Schedules:

    Schedule of Assets Held for Investment . . . . . . . . . . . . . . . . .19

    Schedule of Reportable Transactions. . . . . . . . . . . . . . . . . . .20


SIGNATURES

    The PLAN. Pursuant to the requirement of the Securities Exchange Act of 1934, the Administrative Committee of the IMPCO Investment and Tax Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


    September 29, 1997

                                       IMPCO INVESTMENT AND TAX
                                       SAVINGS PLAN


                                       By  /s/ DON DOMINIC
                                       ---------------------------------------
                                               Don Dominic
                                           Plan Administrator

                                  INDEX TO EXHIBITS

EXHIBIT NO.                                                               PAGE

   23.1                 Consent of Ernst & Young LLP                       21

                         Report of Independent Auditors


IMPCO Technologies, Inc. as
Plan Administrator of
The IMPCO Investment and Tax Savings Plan

We have audited the accompanying statements of net assets available for benefits of the IMPCO Investment and Tax Savings Plan as of March 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 31, 1997 and 1996, and the changes in its net assets available for benefits for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of March 31, 1997, and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                      /s/ Ernst & Young LLP
Los Angeles, California
September 23, 1997

                      IMPCO Investment and Tax Savings Plan

    Statement of Net Assets Available for Plan Benefits with Fund Information

                                 March 31, 1997

                                         Prudential                             Prudential                              Prudential
                                         Government                               Small      Prudential   Prudential      Special
                                        Money Market  Prudential   Prudential    Company     Allocation   Government       Money
                                           Series    Utility Fund  Equity Fund     Fund      Strategy    Income Fund      Market
                                        ------------ ------------ ------------ ------------ ------------ ------------  ------------
Assets

Investments:
At fair value-
   Interest based accounts               $  305,998   $     -      $     -      $     -      $     -      $     -       $     -

   Pooled investments                          -         659,243      767,069      557,256      328,481      158,123       140,501

   Participant notes receivable                -            -            -            -            -            -             -
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
      Total investments                     305,998      659,243      767,069      557,256      328,481      158,123       140,501

Contributions receivable from
   participants and employer                   -            -            -            -            -            -             -
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
Net assets available for plan benefits   $  305,998   $  659,243   $  767,069   $  557,256   $  328,481   $  158,123   $   140,501
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------

                                                                           Fidelity        Fidelity
                                          Prudential                        Advisor         Advisor
                                          Government                        Growth          Equity
                                         Money Market   AirSensors Inc.  Opportunities      Income
                                        Private Shares       Stock           Fund            Fund          Loan Fund        Total
                                        --------------  --------------  --------------  --------------  --------------  ------------
Assets

Investments:
At fair value-
   Interest based accounts                $     -         $     -         $     -         $     -         $     -        $  305,998

   Pooled investments                          5,239          45,052         135,061          44,196            -         2,840,221

   Participant notes receivable                 -               -               -               -            251,338        251,338
                                          -----------     -----------     -----------     -----------     -----------    -----------
      Total investments                        5,239          45,052         135,061          44,196         251,338      3,397,557

Contributions receivable from
   participants and employer                    -               -               -               -               -              -
                                          -----------     -----------     -----------     -----------     -----------    -----------
Net assets available for plan benefits    $    5,239      $   45,052      $  135,061      $   44,196      $  251,338     $3,397,557
                                          -----------     -----------     -----------     -----------     -----------    -----------
                                          -----------     -----------     -----------     -----------     -----------    -----------

                      IMPCO Investment and Tax Savings Plan

    Statement of Net Assets Available for Plan Benefits with Fund Information

                                 March 31, 1996

                                         Prudential                             Prudential                              Prudential
                                         Government                               Small      Prudential   Prudential      Special
                                        Money Market  Prudential   Prudential    Company     Allocation   Government       Money
                                           Series    Utility Fund  Equity Fund     Fund       Strategy   Income Fund      Market
                                        ------------ ------------ ------------ ------------ ------------ ------------  ------------
Assets

Investments:
At fair value-
   Interest based accounts               $  273,085   $     -      $     -      $     -      $     -      $     -       $     -

   Pooled investments                          -         547,778      668,436      432,903      307,970      140,539       134,533

   Participant notes receivable                -            -            -            -            -            -             -
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
      Total investments                     273,085      547,778      668,436      432,903      307,970      140,539       134,533

Contributions receivable from
   participants and employer                   -            -            -            -            -            -             -
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
Net assets available for plan benefits   $  273,085   $  547,778   $  668,436   $  432,903   $  307,970   $  140,539    $  134,533
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------

                                                                           Fidelity        Fidelity
                                          Prudential                        Advisor         Advisor
                                          Government                        Growth          Equity
                                         Money Market   AirSensors Inc.  Opportunities      Income
                                        Private Shares       Stock           Fund            Fund          Loan Fund        Total
                                        --------------  --------------  --------------  --------------  --------------  ------------
Assets

Investments:
At fair value-
   Interest based accounts                $     -         $     -         $     -         $     -         $     -        $  273,085

   Pooled investments                          6,500          21,842          35,280          12,376            -         2,308,157

   Participant notes receivable                 -               -               -               -            245,350        245,350
                                          -----------     -----------     -----------     -----------     -----------    -----------
      Total investments                        6,500          21,842          35,280          12,376         245,350      2,826,592

Contributions receivable from
   participants and employer                    -               -               -               -               -              -
                                          -----------     -----------     -----------     -----------     -----------    -----------
Net assets available for plan benefits    $    6,500      $   21,842      $   35,280      $   12,376      $  245,350     $2,826,592
                                          -----------     -----------     -----------     -----------     -----------    -----------
                                          -----------     -----------     -----------     -----------     -----------    -----------

                      IMPCO Investment and Tax Savings Plan

                  Statement of Changes in Net Assets Available
                     for Plan Benefits with Fund Information

                            Year ended March 31, 1997

                                         Prudential                             Prudential                              Prudential
                                         Government                                Small     Prudential    Prudential     Special
                                        Money Market  Prudential   Prudential     Company    Allocation    Government     Money
                                           Series    Utility Fund  Equity Fund     Fund       Strategy    Income Fund     Market
                                        ------------ ------------ ------------ ------------ ------------ ------------  ------------
Additions to net assets attributed to:
   Net realized/unrealized appreciation
   (depreciation) in fair value of
      investments                        $   (2,120)  $   32,773   $    8,723   $    6,113   $  (20,515)  $   (5,471)   $      (60)
   Investment income                         12,855       69,146       83,817       85,296       37,342        9,602         6,540
   Loan interest income                       3,754        4,540        3,324        3,955        3,650          803          -
   Contributions:
      Participants                           55,959       70,587      102,676       86,040       41,321       11,643          -
      Employer                               21,095       13,245       22,695       18,120        8,715        1,074          -
   Loan repayments                           19,314       26,099       17,491       22,870       20,004        4,281          -
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
         Total additions                    110,857      216,390      238,726      222,394       90,517       21,932         6,480

Deductions from net assets attributed to:
   Benefits paid to participants            (55,033)     (81,824)    (115,904)     (75,697)     (54,748)      (3,097)         (512)
   Loans to participants                    (22,911)     (23,101)     (24,189)     (22,344)     (15,258)      (1,251)          -
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
      Total deductions                      (77,944)    (104,925)    (140,093)     (98,041)     (70,006)      (4,348)         (512)
                                         -----------  -----------  -----------  -----------  -----------  -----------   -----------
Net increase prior to interfund transfers    32,913      111,465       98,633      124,353       20,511       17,584         5,968

Interfund transfers, net                        -            -            -            -            -            -             -
                                         -----------  -----------  -----------  -----------  -----------  -----------   -----------
Net increase (decrease)                      32,913      111,465       98,633      124,353       20,511       17,584         5,968

Net assets available for benefits
   at beginning of year                     273,085      547,778      668,436      432,903      307,970      140,539       134,533
                                         -----------  -----------  -----------  -----------  -----------  -----------   -----------
Net assets available for benefits
   at end of year                        $  305,998   $  659,243   $  767,069   $  557,256   $  328,481   $  158,123    $  140,501
                                         -----------  -----------  -----------  -----------  -----------  -----------   -----------
                                         -----------  -----------  -----------  -----------  -----------  -----------   -----------

                                                                           Fidelity        Fidelity
                                          Prudential                        Advisor         Advisor
                                          Government                        Growth          Equity
                                         Money Market   AirSensors Inc.  Opportunities      Income
                                        Private Shares       Stock           Fund            Fund          Loan Fund        Total
                                        --------------  --------------  --------------  --------------  --------------  ------------
Additions to net assets attributed to:
   Net realized/unrealized appreciation
      (depreciation)
   in fair value of investments               $  (33)      $  (2,303)       $  7,009        $    897         $  -        $  25,013
   Investment income                             291            -              5,527           1,285            -          311,701
   Loan interest income                         -                652             413             143            -           21,234
   Contributions:
   Participants                                 -             14,171         109,321          36,475            -           528,193
   Employer                                     -              7,914           6,024           5,525            -           104,407
   Loan repayments                              -              2,924           2,057             763        (115,803)             0
                                          -----------     -----------     -----------     -----------     -----------    -----------
   Total additions                               258          23,358         130,351          45,088        (115,803)       990,548

Deductions from net assets attributed to:
   Benefits paid to participants              (1,289)           (148)         (4,461)        (13,183)        (13,687)      (419,583)
   Loans to participants                        (230)           -            (26,109)            (85)        135,478           -
                                          -----------     -----------     -----------     -----------     -----------    -----------
   Total deductions                           (1,519)           (148)        (30,570)        (13,268)        121,791       (419,583)
                                          -----------     -----------     -----------     -----------     -----------    -----------
Net increase prior to interfund transfers     (1,261)         23,210          99,781          31,820           5,988        570,965

Interfund transfers, net                        -               -               -               -               -              -
                                          -----------     -----------     -----------     -----------     -----------    -----------
Net increase (decrease)                       (1,261)         23,210          99,781          31,820           5,988        570,965

Net assets available for benefits
   at beginning of year                        6,500          21,842          35,280          12,376         245,350      2,826,592
                                          -----------     -----------     -----------     -----------     -----------    -----------
Net assets available for benefits
   at end of year                         $    5,239      $   45,052      $  135,061      $   44,196      $  251,338     $3,397,557
                                          -----------     -----------     -----------     -----------     -----------    -----------
                                          -----------     -----------     -----------     -----------     -----------    -----------

                      IMPCO Investment and Tax Savings Plan

                Statement of Changes in Net Assets Available for
                       Plan Benefits with Fund Information

                            Year ended March 31, 1996

                                         Prudential                              Prudential                             Prudential
                                         Government                                Small      Prudential  Prudential     Special
                                        Money Market  Prudential   Prudential     Company     Allocation  Government       Money
                                           Series    Utility Fund  Equity Fund     Fund       Strategy    Income Fund      Market
                                        ------------ ------------ ------------ ------------ ------------ ------------  ------------
Additions to net assets attributed to:
   Net appreciation (depreciation)
      in fair value of investments       $     (562)  $   68,057   $   85,629   $   44,543   $   17,563   $    4,091    $     (225)
   Investment income                         14,239       25,304       28,287       18,867       22,842        8,308        10,465
   Loan interest income                       3,237        4,728        3,382        2,887        2,770          878          -
   Contributions:
      Participants                           68,895       74,656      106,024       89,176       32,652       10,460          -
      Employer                               19,961       14,030       19,653       17,964        8,410        1,675          -
   Loan repayments                           15,394       24,291       16,783       15,555       12,990        4,131          -
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
         Total additions                    121,164      211,066      259,758      188,992       97,227       29,543        10,240

Deductions from net assets attributed to:
   Benefits paid to participants            (70,538)     (25,928)     (24,573)     (13,323)      (2,106)        (405)       (3,933)
   Loans to participants                    (16,750)     (45,269)     (26,911)     (37,410)     (21,351)     (12,007)       (3,080)
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
      Total deductions                      (87,288)     (71,197)     (51,484)     (50,733)     (23,457)     (12,412)       (7,013)
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
Net increase prior to interfund transfers    33,876      139,869      208,274      138,259       73,770       17,131         3,227

Interfund transfers, net                    (50,349)       4,028       72,855       16,665       14,813         -          (86,188)
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
Net increase (decrease)                     (16,473)     143,897      281,129      154,924       88,583       17,131       (82,961)

Net assets available for benefits
   at beginning of year                     289,558      403,881      387,307      277,979      219,387      123,408       217,494
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
Net assets available for benefits
   at end of year                        $  273,085   $  547,778   $  668,436   $  432,903   $  307,970   $  140,539   $   134,533
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
                                         -----------  -----------  -----------  -----------  -----------  -----------  ------------

                                                                           Fidelity        Fidelity
                                          Prudential                        Advisor         Advisor
                                          Government                        Growth          Equity
                                         Money Market   AirSensors Inc.  Opportunities      Income
                                        Private Shares       Stock           Fund            Fund          Loan Fund        Total
                                        --------------  --------------  --------------  --------------  --------------  ------------
Additions to net assets attributed to:
   Net appreciation (depreciation)
      in fair value of investments            $  (65)      $  (4,891)         $  841          $  (23)        $  -        $  214,958
   Investment income                             475            -                486              57            -           129,330
   Loan interest income                         -                104               6               6            -            17,998
   Contributions:
   Participants                                 -             18,206          13,742           4,036            -           417,847
   Employer                                     -              5,704           1,892             702            -            89,991
   Loan repayments                              -                616              29              30         (89,819)          -
                                          -----------     -----------     -----------     -----------     -----------    -----------
      Total additions                            410          19,739          16,996           4,808         (89,819)       870,124

Deductions from net assets attributed to:
   Benefits paid to participants                (160)             (7)           -               -             (4,940)      (145,913)
   Loans to participants                      (4,222)           -               -               -            167,000           -
                                          -----------     -----------     -----------     -----------     -----------    -----------
   Total deductions                           (4,382)             (7)           -               -            162,060       (145,913)
                                          -----------     -----------     -----------     -----------     -----------    -----------
Net increase prior to interfund transfers      3,972          19,732          16,996           4,808          72,241        724,211

Interfund transfers, net                       2,324            -             18,284           7,568            -              -
                                          -----------     -----------     -----------     -----------     -----------    -----------
Net increase (decrease)                       (1,648)         19,732          35,280          12,376          72,241        724,211

Net assets available for benefits
   at beginning of year                        8,148           2,110            -               -            173,109      2,102,381
                                          -----------     -----------     -----------     -----------     -----------    -----------
Net assets available for benefits
   at end of year                         $    6,500      $   21,842      $   35,280      $   12,376      $  245,350     $2,826,592
                                          -----------     -----------     -----------     -----------     -----------    -----------
                                          -----------     -----------     -----------     -----------     -----------    -----------

                      IMPCO Investment and Tax Savings Plan

                Statement of Changes in Net Assets Available for
                       Plan Benefits with Fund Information

                            Year ended March 31, 1995

                                              Prudential                                   Prudential
                                              Government                                     Small        Prudential     Prudential
                                             Money Market    Prudential     Prudential      Company       Allocation     Government
                                                Series      Utility Fund    Equity Fund      Fund          Strategy      Income Fund
                                             ------------   ------------   ------------   ------------   ------------   ------------
Additions to net assets attributed to:
   Net realized/unrealized appreciation
   (depreciation) in fair value of
      investments                            $      (67)    $  (25,147)    $   29,804     $    6,611     $     (806)    $   (2,773)
   Investment income                             11,464         25,874         18,079         15,195          9,314          6,319
   Loan interest income                           1,126          3,662          2,147          1,184          1,977            617
   Contributions:
      Participants                               68,695         89,683         72,129         76,376         29,870         10,485
      Employer                                   16,993         20,874         18,378         16,338          8,937          2,540
   Loan repayments                                4,845         18,956         11,677          6,636          9,920          4,081
                                             -----------    -----------    -----------    -----------    -----------    -----------
         Total additions                        103,056        133,902        152,214        122,340         59,212         21,269


Deductions from net assets attributed to:
   Benefits paid to participants                (70,910)       (23,736)       (27,238)       (13,591)        (5,945)        (7,597)
   Loans to participants                        (24,631)       (31,160)       (24,465)        (5,983)       (22,994)        (3,001)
                                             -----------    -----------    -----------    -----------    -----------    -----------
      Total deductions                          (95,541)       (54,896)       (51,703)       (19,574)       (28,939)       (10,598)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Net increase prior to interfund transfers         7,515         79,006        100,511        102,766         30,273         10,671

Interfund transfers, net                         (5,886)       (72,453)      (112,464)       (28,711)       (22,885)         4,123
                                             -----------    -----------    -----------    -----------    -----------    -----------
Net increase (decrease)                           1,629          6,553        (11,953)        74,055          7,388         14,794

Net assets available for benefits
   at beginning of year                         287,929        397,328        399,260        203,924        211,999        108,614
                                             -----------    -----------    -----------    -----------    -----------    -----------
Net assets available for benefits
   at end of year                            $  289,558     $  403,881     $  387,307     $  277,979     $  219,387     $  123,408
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                             -----------    -----------    -----------    -----------    -----------    -----------

                                          Prudential      Prudential
                                            Special       Government
                                             Money       Money Market  AirSensors, Inc.  Opportunities
                                            Market      Private Shares       Stock         Loan Fund         Total
                                        --------------  --------------  --------------  --------------  --------------
Additions to net assets attributed to:
   Net realized/unrealized appreciation
      (depreciation) in fair value of
         investments                      $       (6)     $       (2)     $      (61)     $     -        $     7,553

   Investment income                           8,457             210            -               -             94,912
   Loan interest income                            -            -               -               -             10,713
   Contributions:
      Participants                                 -            -              1,673            -            348,911
      Employer                                     -            -                498            -             84,558
   Loan repayments                                 -            -               -            (56,115)           -
                                          -----------     -----------     -----------     -----------    ------------
         Total additions                       8,451             208           2,110         (56,115)        546,647

Deductions from net assets attributed to:
   Benefits paid to participants              (6,805)         (2,542)           -             (6,808)       (165,172)
   Loans to participants                     (11,237)           (709)           -            124,180            -
                                          -----------     -----------     -----------     -----------    ------------
      Total deductions                       (18,042)         (3,251)           -            117,372        (165,172)
                                          -----------     -----------     -----------     -----------    ------------
Net increase prior to interfund transfers     (9,591)         (3,043)          2,110          61,257         381,475

Interfund transfers, net                     227,085          11,191            -               -               -
                                          -----------     -----------     -----------     -----------    ------------
Net increase (decrease)                      217,494           8,148           2,110          61,257         381,475

Net assets available for benefits
   at beginning of year                         -               -               -            111,852       1,720,906
                                          -----------     -----------     -----------     -----------    ------------
Net assets available for benefits
   at end of year                         $  217,494      $    8,148      $    2,110      $  173,109     $ 2,102,381
                                          -----------     -----------     -----------     -----------    ------------
                                          -----------     -----------     -----------     -----------    ------------

                        IMPCO Investment and Tax Savings Plan
                            Notes to Financial Statements
                                    March 31, 1997



1.  DESCRIPTION OF THE PLAN

GENERAL

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The IMPCO Investment and Tax Savings Plan (the Plan) is a defined contribution plan which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted July 1, 1984. The Plan was amended on October 14, 1988 to conform with the Tax Reform Act of 1986. In September 1993, IMPCO Technologies, Inc. (the Company) amended the Plan to adopt, retroactive to April 1, 1993, a Prudential Mutual Fund Management, Inc. "401(k)" Prototype plan.

All employees of the Company employed on or before July 1, 1984, are eligible to participate in the Plan. All other employees who are at least age twenty-one or older are eligible to participate in the Plan on the first day of any calendar month following one year of service with the Company.

The Board of Directors of the Company has appointed certain of its officers and employees to act as an Administrative Committee. The Administrative Committee is responsible for management and control of the operation and the administration of the Plan. Prudential Mutual Fund Services, Inc. (PMFS) has been engaged to perform certain administrative services (i.e., day-to-day recordkeeping of the Plan) and provide assistance to the Administrative Committee. The Prudential Bank and Trust Company (PBTC) is the trustee for the Plan.

The Plan has an agreement with PBTC, whereby PBTC will maintain the contributions deposited, as designated by the participants, in any one of eleven separate funds which are described below. PMFS performs the recordkeeping for each participant's account.

                        IMPCO Investment and Tax Savings Plan
                            Notes to Financial Statements
                                    March 31, 1997


CONTRIBUTIONS

Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% nor more than 15% of compensation, as defined in the Plan, each payroll period, up to a maximum of $9,500 annually in 1997 ($9,500 in 1996). The Company's matching contributions are discretionary and will match elective salary deferrals up to 1.8% of compensation.

"Rollover" contributions from other qualified plans are accepted by the Plan. The Company does not match contributions of this type.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Participant contributions and Company contributions are allocated into the separate funds based on election by the participants while Plan earnings are allocated based on the specific earnings of the separate fund. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The balance of forfeited nonvested accounts was not material as of March 31, 1997 or 1996. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants may change the current allocation among their accounts at any time through notification to PMFS. Upon reallocation, PMFS then notifies the Company of any designated changes made to a participant's account. Participants may also change the allocation of future participant and Company contributions.

                        IMPCO Investment and Tax Savings Plan
                            Notes to Financial Statements
                                    March 31, 1997


1.  DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants have a 100% nonforfeitable right to their "salary deferral account" and "rollover account" (i.e., participant contributions plus actual earnings thereon) upon withdrawal from the Plan. The Plan uses a graduated vesting schedule for employer contributions and related earnings as follows:

                                                                  Vested
   Years of Service                                             Percentage
   ----------------                                             ----------

   Less than 2 years                                                0%
   2 years but less than 3 years                                   25%
   3 years but less than 4 years                                   50%
   4 years but less than 5 years                                   75%
   5 years or more                                                100%

The participant also becomes 100% vested when he or she reaches retirement age, becomes disabled while employed by the Company, or upon death while employed by the Company.

INVESTMENT OPTIONS

At March 31, 1997, the Plan has eleven types of funds to which contributions are invested. Each fund has a unique investment strategy with various expected rates of returns. A brief description of each investment fund follows:

    PRUDENTIAL GOVERNMENT MONEY MARKET SERIES is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested principally in a diversified portfolio of short-term money-market instruments issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

    PRUDENTIAL UTILITY FUND is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested primarily in equity and debt securities of utility companies.

                        IMPCO Investment and Tax Savings Plan
                            Notes to Financial Statements
                                    March 31, 1997


1.  DESCRIPTION OF THE PLAN (CONTINUED)

    PRUDENTIAL EQUITY FUND is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested primarily in the common stock of major, established corporations as well as in preferred stocks and bonds.

    PRUDENTIAL SMALL COMPANY FUND is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested in a selected portfolio of common stocks which are generally stocks of companies with market capitalizations less than $750,000,000.

    PRUDENTIAL ALLOCATION STRATEGY is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested in portfolios consisting of money market instruments, debt obligations and equity securities.

    PRUDENTIAL GOVERNMENT INCOME FUND is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested primarily in U.S. Government securities, including U.S. Treasury bills, notes, bonds, and other debt securities issued by the U.S. Treasury, and obligations issued by or guaranteed by U.S. Government agencies or instrumentalities. This fund may also write covered call options and covered put options and purchase put and call options.

    PRUDENTIAL SPECIAL MONEY MARKET is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested principally in a diversified portfolio of short-term money-market instruments issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

    PRUDENTIAL GOVERNMENT MONEY MARKET PRIVATE SHARES is a mutual fund account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested principally in a diversified portfolio of short-term money-market instruments issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

    AIRSENSORS, INC. STOCK is a special stock account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested directly in the publicly-traded stock of AirSensors, Inc., the parent of the Company.

    FIDELITY ADVISOR EQUITY INCOME FUND is a mutual fund account maintained by Prudential Mutual Fund Management. The assets of this account are invested in portfolios consisting of stocks, bonds, convertible securities and short-term investments.

    FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND is a mutual fund maintained by Prudential Mutual Fund Management. The assets of this account are invested primarily in the common stocks of major, established corporations as well as in debt obligations and equity securities.

The loan fund is used to account for the amount participants have borrowed from the Plan.

PARTICIPANT NOTES RECEIVABLE

Participants may borrow up to 50% of their vested interest from their fund accounts subject to Plan restrictions. Participants may borrow a minimum of $1,000, up to a maximum of $50,000. The loans are secured by the participants' accounts and bear interest at a rate of 8.95%. The term of participant loans may not exceed five years except under certain conditions as defined in the
Plan.   Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service, participants are entitled to receive a distribution of the vested portion of their account. Upon retirement, participants shall receive a distribution of the entire vested value of their accounts.

                        IMPCO Investment and Tax Savings Plan
                            Notes to Financial Statements
                                    March 31, 1997


2.  SUMMARY OF ACCOUNTING POLICIES

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

Investments with PBTC are stated at fair value as determined by publicly-quoted market price. The participant loans are recorded at cost which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE AND CONTRACT EXPENSES

Administrative and contract expenses are paid by the Company. During the year, administrative expenses of approximately $14,000 ($16,000 and $25,000 in 1996 and 1995, respectively) were paid directly by the Company.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INVESTMENTS

The Plan's investment information was furnished and certified by PMFS, as applicable, in accordance with Section 2520.103.5 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Investments of the Plan's net assets are as follows:

                        IMPCO Investment and Tax Savings Plan
                            Notes to Financial Statements
                                    March 31, 1997


                                                              MARCH 31,
                                                         1997           1996
                                                    ---------------------------
    Investments at Fair Value as Determined by
     Quoted Market Price:
      Prudential Government Money Market Series *    $  305,998     $  273,085
      Prudential Utility Fund *                         659,243        547,778
      Prudential Equity Fund *                          767,069        668,436
      Prudential Small Company Fund *                   557,256        432,903
      Prudential Allocation Strategy                    328,481        307,970
      Prudential Government Income Fund                 158,123        140,539
      Prudential Special Money Market                   140,501        134,533
      Prudential Government Money Market
        Private Shares                                    5,239          6,500
      AirSensors, Inc. Stock                             45,052         21,842
      Fidelity Advisor Growth Opportunities Fund        135,061         35,280
      Fidelity Advisor Equity Income Fund                44,196         12,376
                                                     ----------     ----------
                                                      3,146,219      2,581,242

      Investments at Estimated Fair Value
      Participant Loans *                               251,338        245,350
                                                     ----------     ----------
      Total investments                              $3,397,557     $2,826,592
                                                     ----------     ----------
                                                     ----------     ----------

    * - Represents greater than 5% of the Plan's net assets.

4.  INCOME TAX STATUS

The Internal Revenue Service has issued an opinion that the form of the standardized prototype plan qualifies under section 401(k) of the Internal Revenue Code (the Code) and is, therefore, exempt from federal income taxes under section 501(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification, and the Plan Administrator is not aware of any events which would cause the Plan to become disqualified in operation.

                        IMPCO Investment and Tax Savings Plan
                            Notes to Financial Statements
                                    March 31, 1997


5.  PLAN TERMINATION

It is the intent of the Company to continue the Plan; however, the Company reserves the right to modify, suspend or terminate the Plan at any time subject to the provisions of Employee Retirement Income Security Act. In the event of plan termination, the participants become 100% vested, and the amounts in each participant's account will be distributed as soon as administratively feasible, following the date on which a distribution is requested or is otherwise payable.

6.  PARTY-IN-INTEREST TRANSACTIONS

The records of the Plan indicate no party-in-interest transactions which are prohibited by the Employee Retirement Income Security Act and for which no statutory or administrative exemption exists.

7.  NON-DISCRIMINATION TEST

The results of the non-discrimination test indicated that the highly compensated employees of IMPCO exceeded the permitted maximum contributions for the year ended March 31, 1997. IMPCO will arrange to pay refunds to the appropriate individuals in order to comply with the Internal Revenue Code and the regulations thereunder. Refunds are anticipated to be completed prior to March 31, 1998.

                      The IMPCO Investment and Tax Savings Plan
                                Supplemental Schedules

                      IMPCO Investment and Tax Savings Plan

                 Schedule of Assets Held for Investment Purposes

                            Year ended March 31, 1997

                                                                                                           Current
Identity of Issuer                                     Description of Investment             Cost           Value
--------------------------------------------------------------------------------------------------------------------
REGISTERED INVESTMENT COMPANIES:
   Prudential Bank and Trust Company*             Prudential Government
                                                  Money Market Series/305,988               $307,283      $305,998

   Prudential Bank and Trust Company*             Prudential Utility Fund/62,666            $627,548      $659,243

   Prudential Bank and Trust Company*             Prudential Equity Fund/43,894             $672,731      $767,069

   Prudential Bank and Trust Company*             Prudential Small Company Fund/39,784      $521,058      $557,256


   Prudential Bank and Trust Company*             Prudential Allocation Strategy/28,067     $341,960      $328,481


   Prudential Bank and Trust Company*             Prudential Government
                                                    Income Fund/18,386                      $163,282      $158,123

   Prudential Bank and Trust Company*             Prudential Special
                                                    Money Market/140,501                    $140,630      $140,501

   Prudential Bank and Trust Company*             Prudential Government
                                                    Money Market Private Shares/5,239         $5,262        $5,239

   Fidelity Investments                           Fidelity Advisor Growth
                                                    Opportunities Fund/3,805                $131,633      $135,061

   Fidelity Investments                           Fidelity Advisor Equity
                                                    Income Fund/2,022                        $43,500       $44,196

COMMON STOCK:
   AirSensors, Inc.*                              Common Stock/5,461                         $51,842       $45,052

LOANS
Participant's Promissory Notes*                   Interest rate of 8.95%                        -         $251,338

   * Indicates party in interest to the Plan

                        IMPCO Investment and Tax Savings Plan

                         Schedule of Reportable Transactions

                              Year ended March 31, 1997

                                                                                                                Current
                                                                                                                Value of
                                                                                                                Asset on
                                                             Number of      Number     Purchase               Transaction  Net Gain
Identity of Party Involved     Description of Investment    Transactions   of Shares    Price     Sale Price      Date      (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (i) - A SINGLE
TRANSACTION IN EXCESS OF 5%
OF PLAN ASSETS

                               None

CATEGORY (ii) - A SERIES OF
TRANSACTIONS (OTHER THAN
TRANSACTIONS RESPECTING
SECURITIES) IN EXCESS OF 5%
OF PLAN ASSETS

                               None

CATEGORY (iii) - A SERIES OF
AGGREGATED TRANSACTIONS IN
EXCESS OF 5% OF CURRENT
VALUE OF PLAN ASSETS

#  Prudential Bank and
   Trust Company               Prudential Utility Fund            *            *       195,651                   195,651
                                                                  *            *                     76,494       76,494     7,177

#  Prudential Bank and
   Trust Company               Prudential Equity Fund             *            *       242,783                   242,783
                                                                  *            *                     86,419       86,419     9,021

#  Prudential Bank and
   Trust Company               Fidelity Advisor
                                 Equity Income Fund               *            *       155,027                   155,027
                                                                  *            *                     63,678       63,678     6,330

#  Prudential Bank and
   Trust Company               Prudential Small
                                 Company Fund                     *            *       229,969                   229,969
                                                                  *            *                     87,846       87,846     7,689

#  Prudential Bank and         Prudential Government
   Trust Company                 Money Market Series              *            *       101,978                   101,978
                                                                  *            *                     72,034       72,034       120

#  Prudential Bank and         Prudential Allocation              *            *       111,040                   111,040
   Trust Company                 Strategy                         *            *                     50,562       50,562       937


CATEGORY (iv) - A SINGLE
TRANSACTION (EXCLUDING
CERTAIN TEMPORARY INVESTMENTS)
INVOLVING SECURITIES FOR
WHICH A PRIOR OR SUBSEQUENT
CATEGORY (i) TRANSACTION HAS
OCCURRED DURING THE YEAR

                               None



   #   Party in interest

   *   Information not readily available